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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

DOBSON COMMUNICATIONS CORPORATION
(Name of Issuer)
CLASS A COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)
256069 10 5
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	256069 10 5	Page	2	of	14

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Dobson CC Limited Partnership 73-1443315

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Oklahoma

	5	SOLE VOTING POWER:

NUMBER OF		None

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		20,666,985

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER:

20,666,985

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

20,666,985

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

12.1% of the outstanding shares and 56.5% of the total combined voting power

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	256069 10 5	Page	3	of	14

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Everett R. Dobson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		1,300,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		20,666,985

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,300,000

WITH:	8	SHARED DISPOSITIVE POWER:

		20,666,985

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	21,966,985

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.8% of the outstanding shares and 56.7% of the total combined voting power

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	256069 10 5	Page	4	of	14

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Stephen T. Dobson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		137,500

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		20,666,985

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		137,500

WITH:	8	SHARED DISPOSITIVE POWER:

		20,666,985

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	20,804,485

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.2% of the outstanding shares and 56.5% of the total combined voting power

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1(a) Name of Issuer
Item 1(b) Address of Issuer’s Principal Executive Offices
Item 2(a) Name of Person Filing
Item 2(b) Address of Principal Business Office or, if none, Residence
Item 2(c) Citizenship
Item 2(d) Title of Class of Securities
Item 2(e) CUSIP Number
Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a
Item 4 Ownership
Item 5 Ownership of Five Percent or Less of A Class
Item 6 Ownership of More Than Five Percent On Behalf of Another Person
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Item 8 Identification and Classification of Members of the Group
Item 9 Notice of Dissolution of Group
Item 10 Certifications
Item 1(a) Name of Issuer
Item 1(b) Address of Issuer’s Principal Executive Offices
Item 2(a) Name of Person Filing
Item 2(b) Address of Principal Business Office or, if none, Residence
Item 2(c) Citizenship
Item 2(d) Title of Class of Securities
Item 2(e) CUSIP Number
Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a
Item 4 Ownership
Item 5 Ownership of Five Percent or Less of A Class
Item 6 Ownership of More Than Five Percent On Behalf of Another Person
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Item 8 Identification and Classification of Members of the Group
Item 9 Notice of Dissolution of Group
Item 10 Certifications
Item 1(a) Name of Issuer
Item 1(b) Address of Issuer’s Principal Executive Offices
Item 2(a) Name of Person Filing
Item 2(b) Address of Principal Business Office or, if none, Residence
Item 2(c) Citizenship
Item 2(d) Title of Class of Securities
Item 2(e) CUSIP Number
Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a
Item 4 Ownership
Item 5 Ownership of Five Percent or Less of A Class
Item 6 Ownership of More Than Five Percent On Behalf of Another Person
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Item 8 Identification and Classification of Members of the Group
Item 9 Notice of Dissolution of Group
Item 10 Certifications
SIGNATURE

CUSIP No.	256069 10 5	Page	5	of	14
Item 1(a) Name of Issuer
Dobson Communications Corporation
Item 1(b) Address of Issuer’s Principal Executive Offices:
14201 Wireless Way
Oklahoma City, OK 73134
Item 2(a) Name of Person Filing:
Dobson CC Limited Partnership
Item 2(b) Address of Principal Business Office or, if none, Residence:
14201 Wireless Way
Oklahoma City, OK 73134
Item 2(c) Citizenship:
Oklahoma
Item 2(d) Title of Class of Securities:
Class A Common Stock, par value $0.001 per share
Item 2(e) CUSIP Number:
256069 10 5

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:
Not Applicable
Item 4 Ownership:
(a)	Amount beneficially owned: 20,666,985

Includes 1,248,964 shares of Class A common stock and 19,418,021 shares of Class B common stock. The shares of Class B common stock reported in this Schedule 13G include 7,212,736 shares that have been pledged by Dobson CC Limited Partnership to secure its obligations under a May 16, 2006 prepaid variable forward sale transaction with Lehman Brothers OTC Derivatives Inc. pursuant to which Dobson CC Limited Partnership agreed to deliver up to a maximum of 7,212,736 shares of Class A common stock, subject to an option to

CUSIP No.	256069 10 5	Page	6	of	14
settle in cash, on the settlement date, which will be May 16, 2008. The actual number of shares that Dobson CC Limited Partnership will be required to deliver will be based on the price of the Class A common stock preceding the settlement date, but will not be less than 6,010,613 shares nor more than 7,212,736 shares.

Each share of Class B common stock is immediately convertible into one share of Class A common stock. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes.

(b)	Percent of class: 12.1% of the outstanding shares and 56.5% of the total combined voting power

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: None

(ii)	Shared power to vote or to direct the vote:

1,248,964 shares of Class A common stock and 19,418,021 shares of Class B common stock

(iii)	Sole power to dispose or direct the disposition of: None

(iv)	Shared power to dispose or direct the disposition of:

1,248,964 shares of Class A common stock and 19,418,021 shares of Class B common stock
Item 5 Ownership of Five Percent or Less of A Class
Not Applicable
Item 6 Ownership of More Than Five Percent On Behalf of Another Person
Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable
Item 8 Identification and Classification of Members of the Group
Not Applicable
Item 9 Notice of Dissolution of Group

CUSIP No.	256069 10 5	Page	7	of	14
Not Applicable
Item 10 Certifications
Not Applicable

CUSIP No.	256069 10 5	Page	8	of	14
Item 1(a) Name of Issuer:
Dobson Communications Corporation
Item 1(b) Address of Issuer’s Principal Executive Offices:
14201 Wireless Way
Oklahoma City, OK 73134
Item 2(a) Name of Person Filing:
Everett R. Dobson
Item 2(b) Address of Principal Business Office or, if none, Residence:
14201 Wireless Way
Oklahoma City, OK 73134
Item 2(c) Citizenship:
United States of America
Item 2(d) Title of Class of Securities:
Class A Common Stock, par value $0.001 per share
Item 2(e) CUSIP Number:
256069 10 5

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:
Not Applicable
Item 4 Ownership:
(a)	Amount beneficially owned: 21,966,985

Includes 1,248,964 shares of Class A common stock and 19,418,021 shares of Class B common stock, including 7,212,736 shares that have been pledged by Dobson CC Limited Partnership to secure its obligations under a prepaid variable forward sale transaction as described above. Each share of Class B common stock is immediately convertible into one share of Class A common stock. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Also includes options to purchase

CUSIP No.	256069 10 5	Page	9	of	14
1,300,000 shares of Class A common stock that are currently exercisable or that will become exercisable within 60 days.

(b)	Percent of class: 12.8% of the outstanding shares and 56.7% of the total combined voting power

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 1,300,000

(ii)	Shared power to vote or to direct the vote:

1,248,964 shares of Class A common stock and 19,418,021 shares of Class B common stock

(iii)	Sole power to dispose or direct the disposition of: 1,300,000

(iv)	Shared power to dispose or direct the disposition of:

1,248,964 shares of Class A common stock and 19,418,021 shares of Class B common stock
Item 5 Ownership of Five Percent or Less of A Class
Not Applicable
Item 6 Ownership of More Than Five Percent On Behalf of Another Person
The 21,966,985 shares beneficially owned by the Everett R. Dobson include 1,248,964 shares of Class A common stock and 19,418,021 shares of Class B common stock held by Dobson CC Limited Partnership, including 7,212,736 shares that have been pledged by Dobson CC Limited Partnership to secure its obligations under a prepaid variable forward sale transaction as described above. The general partner of Dobson CC Limited Partnership is RDL, Inc. Mr. Dobson is President, sole shareholder and one of two directors of RLD, Inc. Each of Mr. Dobson, RLD, Inc. and Dobson CC Limited Partnership have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the common stock of Dobson Communications Corporation held by Dobson CC Limited Partnership, which common stock represents more than five percent of the combined voting power of Dobson Communications Corporation’s outstanding common stock.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable

CUSIP No.	256069 10 5	Page	10	of	14
Item 8 Identification and Classification of Members of the Group
Not Applicable
Item 9 Notice of Dissolution of Group
Not Applicable
Item 10 Certifications
Not Applicable

CUSIP No.	256069 10 5	Page	11	of	14
Item 1(a) Name of Issuer:
Dobson Communications Corporation
Item 1(b) Address of Issuer’s Principal Executive Offices:
14201 Wireless Way
Oklahoma City, OK 73134
Item 2(a) Name of Person Filing:
Stephen T. Dobson
Item 2(b) Address of Principal Business Office or, if none, Residence:
14201 Wireless Way
Oklahoma City, OK 73134
Item 2(c) Citizenship:
United States of America
Item 2(d) Title of Class of Securities:
Class A Common Stock, par value $0.001 per share
Item 2(e) CUSIP Number:
256069 10 5

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not Applicable

Item 4	Ownership:
(a)	Amount beneficially owned: 20,804,485

Includes 1,248,964 shares of Class A common stock and 19,418,021 shares of Class B common stock, including 7,212,736 shares that have been pledged by Dobson CC Limited Partnership to secure its obligations under a prepaid variable forward sale transaction as described above. Each share of Class B common stock is immediately convertible into one share of Class A common stock. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Also includes options to purchase 137,500

CUSIP No.	256069 10 5	Page	12	of	14
shares of Class A common stock that are currently exercisable or that will become exercisable within 60 days.

(b)	Percent of class: 12.2% of the outstanding shares and 56.5% of the total combined voting power

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 137,500

(ii)	Shared power to vote or to direct the vote:

1,248,964 shares of Class A common stock and 19,418,021 shares of Class B common stock

(iii)	Sole power to dispose or direct the disposition of: 137,500

(iv)	Shared power to dispose or direct the disposition of:

1,248,964 shares of Class A common stock and 19,418,021 shares of Class B common stock

Item 5	Ownership of Five Percent or Less of A Class
Not Applicable

Item 6	Ownership of More Than Five Percent On Behalf of Another Person
The 20,804,485 shares beneficially owned by the Stephen T. Dobson include 1,248,964 shares of Class A common stock and 19,418,021 shares of Class B common stock held by Dobson CC Limited Partnership, including 7,212,736 shares that have been pledged by Dobson CC Limited Partnership to secure its obligations under a prepaid variable forward sale transaction as described above. The general partner of Dobson CC Limited Partnership is RDL, Inc. Mr. Dobson is one of two directors of RLD, Inc. RLD, Inc. and Dobson CC Limited Partnership have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the common stock of Dobson Communications Corporation held by Dobson CC Limited Partnership, which common stock represents more than five percent of the combined voting power of Dobson Communications Corporation’s outstanding common stock.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable

Item 8	Identification and Classification of Members of the Group

CUSIP No.	256069 10 5	Page	13	of	14
Not Applicable

Item 9	Notice of Dissolution of Group
Not Applicable

Item 10	Certifications
Not Applicable

CUSIP No.	256069 10 5	Page	14	of	14
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2007	DOBSON CC LIMITED PARTNERSHIP

	By:	RLD, Inc., as general partner

	By:	/s/ Everett R. Dobson

Name: Everett R. Dobson
Title: President

/s/ Everett R. Dobson

Everett R. Dobson

/s/ Stephen T. Dobson

Stephen T. Dobson